     As filed with the Securities and Exchange Commission on August 28, 2002
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                        PENN TREATY AMERICAN CORPORATION
                       (Name of Subject Company (issuer))

                        PENN TREATY AMERICAN CORPORATION
                        (Name of Filing Person (offeror))

                 6 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                         (Title of Class of Securities)

                                   707874AA1
                                   707874AB9
                                   707874AC7
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                 William W. Hunt
                      President and Chief Operating Officer
                        Penn Treaty American Corporation
                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                            -------------------------

                                   Copies to:
                              Justin P. Klein, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500

                            -------------------------

                            CALCULATION OF FILING FEE

     ----------------------------------------------------------------------

              Transaction Valuation*         Amount Of Filing Fee**

                    $74,750,000                    $6,877

     ----------------------------------------------------------------------

* Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire aggregate principal amount of 6 1/4% Convertible Subordinated Notes due 2003 (the "Subordinated Notes") of Penn Treaty American Corporation ("Penn
      Treaty") for 6 1/4% Convertible Notes due 2008 (the "Exchange Notes") issued by Penn Treaty. Penn Treaty intends to issue up to $74,750,000 aggregate principal amount of Exchange Notes in exchange for the entire outstanding aggregate principal amount of the Subordinated Notes.
      Based on the August 26, 2002 value of the outstanding Subordinated
      Notes, the transaction value is equal to $74,750,000.
** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             AMOUNT PREVIOUSLY PAID:        Not applicable.
             FILING PARTY:                  Not applicable.
             FORM OR REGISTRATION NO.:      Not applicable.
             DATE FILED:                    Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ] Third-party tender offer subject to Rule 14d-1.

      [X]  Issuer tender offer subject to Rule 13e-4.

      [ ] Going-private transaction subject to Rule 13e-3.

      [ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------

ITEM 1. SUMMARY TERM SHEET

      This Tender Offer Statement on Schedule TO (this "Statement") is being filed by Penn Treaty American Corporation ("Penn Treaty"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange up to $74,750,000 aggregate principal amount of 6 1/4% Convertible Subordinated Notes due 2003 (the "Subordinated Notes") of Penn Treaty, or such lesser principal amount as is properly tendered and not withdrawn, for 6 1/4% Convertible Subordinated Notes due 2008 (the "Exchange Notes") upon the terms and subject to the conditions set forth in the Offering Circular, dated August 27 , 2002 (the "Offering Circular"), a copy of which is attached hereto as Exhibit (a)(1) and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer").

      The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

      The information set forth in the Offering Circular, dated August 27, 2002, under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

      (a) Name and Address. The subject company and issuer of securities subject to the Exchange Offer is Penn Treaty American Corporation, a Pennsylvania corporation with principal executive offices located at 3440 Lehigh Street, Allentown, Pennsylvania 18103. Penn Treaty's telephone number is (610) 965-2222.

      (b) Securities. The subject class of securities is the 6 1/4% Convertible Subordinated Notes due 2003 of Penn Treaty. As of the date of this Statement, there were outstanding $74,750,000 aggregate principal amount of the Subordinated Notes.

      (c) Trading Market and Price. The Subordinated Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do engage in transactions in the Subordinated Notes. However, there is no established trading market for the Subordinated Notes, other than these limited and sporadic transactions.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON

      (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

      Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the "SEC"), the following persons are the directors and/or officers and/or controlling persons of Penn Treaty:

           Irving Levit                  Founder, Chairman of the Board of Directors
                                         and Chief Executive Officer

           William W. Hunt               President and Chief Operating Officer

           Cameron B. Waite              Executive Vice President and Chief Financial Officer

           A. J. Carden                  Executive Vice President and Director

           Jim Heyer                     Senior Vice President, Risk Management

           Michael F. Grill              Treasurer, Comptroller and Director


           Jack Baum                     Vice President of Agency Management and Director

           Alexander M. Clark            Director

           Francis R. Grebe              Director

           Gary E. Hindes                Director

           Matthew W. Kaplan             Director

           Domenic P. Stangherlin        Director

      The address of each director and/or executive officer listed above is c/o Penn Treaty American Corporation, 3440 Lehigh Street, Allentown, Pennsylvania 18103, and each such person's telephone number is (610) 965-2222.

ITEM 4. TERMS OF THE TRANSACTION

      (a) Material Terms. The information set forth in the sections of the Offering Circular captioned "The Exchange Offer," "Description of the Exchange Notes" and "Comparison of Subordinated Notes and Exchange Notes" is incorporated herein by reference.

      (b) Purchases. Mr. Irving Levit, founder, Chairman of the Board of Directors and Chief Executive Officer, owns $90,000 of the Subordinated Notes, which he plans to tender in the exchange for Exchange Notes.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      (a) Agreements Involving the Subject Company's Securities. The information set forth in the section of the Offering Circular captioned "Agreements Relating to Penn Treaty Securities" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      (a) Purposes. The information set forth in the section of the Offering Circular captioned "Summary Term Sheet - Why is Penn Treaty making the exchange offer?" is incorporated herein by reference.

      (b) Use of Securities Acquired. The securities acquired by Penn Treaty pursuant to the Exchange Offer will be retired.

      (c)         Plans.

                  (1)         None.

                  (2)         None.

                  (3)         None.

                  (4)         None.

                  (5)         None.

                  (6)         None.

                  (7)         None.


                  (8)         None.

                  (9)         None.

                  (10)        Penn Treaty intends to seek shareholder approval to amend its articles of incorporation to increase the number of shares of common stock authorized for issuance to an amount sufficient to permit the conversion of all such Exchange Notes; to
                              satisfy our obligation to issue shares of common stock upon the exercise of all outstanding options granted by us pursuant to our stock option plans and the conversion of our
                              Convertible Preferred Stock issuable upon exercise of the four tranches of warrants granted to Centre Solutions (Bermuda)
                              Limited; and to permit us to offer shares of our common stock in the future for capital raising and other purposes.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      (a) Source of Funds. The maximum amount of consideration required by Penn Treaty to consummate the Exchange Offer and to pay related expenses is approximately $100,000 in cash and $74,570,000 aggregate principal amount of Exchange Notes.

      Penn Treaty expects to obtain the cash required to pay expenses related to the Exchange Offer from current cash from operations. The Exchange Notes will be issued pursuant to an indenture by and between Penn Treaty and Wells Fargo Bank Minnesota, N.A., as trustee. The Exchange Notes to be issued pursuant to Exchange Offer will be issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act").

      In addition to the foregoing, the information set forth in the section of the Offering Circular captioned "The Exchange Offer - Expenses" is incorporated herein by reference.

      (b) Conditions. The information set forth in the section of the Offering Circular captioned "The Exchange Offer - Conditions to the Exchange Offer" is incorporated herein by reference.

      (c) Borrowed Funds. Penn Treaty will not borrow funds or consideration, either directly or indirectly, for the purpose of this transaction.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

      (a) Securities Ownership. Mr. Irving Levit, founder, Chairman of the Board of Directors and Chief Executive Officer, owns $90,000 of the Subordinated Notes.

      (b) Securities Transactions. None.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

      Solicitations or Recommendations. The information set forth in the section of the Offering Circular captioned "The Exchange Offer - Solicitation" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

      (a) Financial Information. The following financial statements and financial information are incorporated herein by reference:

          (1) The audited consolidated financial statements of Penn Treaty American Corporation set forth in Penn Treaty's Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

          (2) The unaudited condensed and consolidated financial statements of Penn Treaty American Corporation set forth in Penn Treaty's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002 and June 30, 2002; and

          (3) The information set forth in the section of the Offering Circular captioned "Selected Consolidated Financial Information" is incorporated herein by reference.

      Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this paragraph 10(a) can be obtained as provided in the section of the Offering Circular captioned "Where You Can Find More Information."

      (b) Pro Forma Financial Information. The information set forth in footnote 7 to the section of the Offering Circular captioned "Selected Consolidated Financial Information" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

      (a) Agreements, Regulatory Requirements and Legal Proceedings.

          (1)     None.

          (2) Penn Treaty is required under the Trust Indenture Act of 1939, as amended, to qualify the indenture pursuant to which the Exchange Notes will be issued.

          (3)     None.

          (4)     None.

          (5)     None.

          (b)     Other Material Information.  None.

ITEM 12. EXHIBITS

EXHIBIT NUMBER        DESCRIPTION

99.(a)(1)             Offering Circular dated August 28, 2002.*

99.(a)(2)             Letter of Transmittal dated August 28, 2002.*

99.(a)(3)             Letter to Clients dated August 28, 2002.*

99.(a)(4)             Letter to Broker-Dealers dated August 28, 2002.*

99.(a)(5)             Notice of Guaranteed Delivery dated August 28, 2002.*

99.(a)(6)             Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.*

99.(a)(7)             Penn Treaty American Corporation Annual Report on Form
                      10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 2,
                      2002 and incorporated herein by reference.

99.(a)(8)             Penn Treaty American Corporation Quarterly Report on Form
                      10-Q for the fiscal quarter ended March 31, 2002 filed with the Securities and Exchange Commission on May 15,
                      2002 and incorporated herein by reference.

99.(a)(9)             Penn Treaty American Corporation Quarterly Report on Form
                      10-Q for the fiscal quarter ended June 30, 2002 filed with the Securities and Exchange Commission on

                      August 14, 2002 and incorporated herein by reference.

99.(b)                None.

99.(d)(1)             Indenture to be entered into between Penn Treaty and
                      Wells Fargo Bank Minnesota, N.A., as Trustee, with respect to the 6 1/4% Convertible Subordinate Notes due
                      2008.*

99.(d)(2)             Indenture, dated as of November 26, 1996, by and between
                      Penn Treaty and First Union National Bank, as Trustee, with respect to the 6 1/4% Convertible Subordinated Notes due 2003 (incorporated by reference to Exhibit 4.1 to Penn
                      Treaty's Current Report on Form 8-K filed December 6,
                      1996).

99.(d)(3)             Terms of Series A-1 Convertible Preferred Stock, Series
                      A-2 Convertible Preferred Stock, Series A-3 Convertible
                      Preferred Stock and Series A-4 Convertible Preferred Stock of Penn Treaty (incorporated by reference to Exhibit 3.1 to Penn Treaty's Current Report on Form 8-K filed February
                      19, 2002).

99.(d)(4)             Warrant to Purchase Shares of Series A-1 Convertible
                      Preferred Stock of Penn Treaty American Corporation
                      (incorporated by reference to Exhibit 4.1 to Penn Treaty's
                      Current Report on Form 8-K filed February 19, 2002).

99.(d)(5)             Warrant to Purchase Shares of Series A-2 Convertible
                      Preferred Stock of Penn Treaty American Corporation
                      (incorporated by reference to Exhibit 4.2 to Penn Treaty's
                      Current Report on Form 8-K filed February 19, 2002).

99.(d)(6)             Warrant to Purchase Shares of Series A-3 Convertible
                      Preferred Stock of Penn Treaty American Corporation
                      (incorporated by reference to Exhibit 4.3 to Penn Treaty's
                      Current Report on Form 8-K filed February 19, 2002).

99.(d)(7)             Warrant to Purchase Shares of Series A-4 Convertible
                      Preferred Stock of Penn Treaty American Corporation
                      (incorporated by reference to Exhibit 4.4 to Penn Treaty's
                      Current Report on Form 8-K filed February 19, 2002).

99.(d)(8)             Investor Rights Agreement, dated as of February 19, 2002,
                      by and among Penn Treaty American Corporation and Centre
                      Solutions (Bermuda) Limited (incorporated by reference to
                      Exhibit 10.3 to Penn Treaty's Current Report on Form 8-K filed February 19, 2002).

99.(d)(9)             Penn Treaty American Corporation 1987 Employee Incentive
                      Stock Option Plan (incorporated by reference to Exhibit
                      99.1 to Penn Treaty's Registration Statement on form S-8,
                      No. 333-89929, filed on October 29, 1999).

99.(d)(10)            Penn Treaty American Corporation 1995 Participating Agent
                      Stock Option Plan (incorporated by reference to Exhibit
                      10.2 to Penn Treaty's Annual Report on Form 10-K for the year ended December 31, 1997).

99.(d)(11)            Penn Treaty American Corporation 1998 Employee Incentive
                      Stock Option Plan (incorporated by reference to Exhibit
                      99.1 to Penn Treaty's Registration Statement on Form S-8,
                      No. 333-89927, filed on October 29, 1999).

99.(d)(12)            Penn Treaty American Corporation 1998 Incentive Stock
                      Option Plan (incorporated by reference to Exhibit 10.47 to
                      Penn Treaty's Annual Report on Form 10-K for the year ended December 31, 1998).

99.(d)(13)            Penn Treaty American Corporation 2002 Employee Incentive
                      Stock Option Plan (incorporated by reference to Exhibit A to Penn Treaty's Proxy Statement dated April 30, 2002 filed pursuant to Section 14(a) of the Securities Act).

99.(d)(14)            Executive Compensation Agreement between Penn Treaty
                      American Corporation and William W. Hunt, Jr. dated June
                      1, 2001 (incorporated by reference to Exhibit 10.50 to
                      Penn Treaty's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

99.(g)                None.

99.(h)                None.

------------

*     Filed herewith.

ITEM 1. INFORMATION REQUIRED BY SCHEDULE 13e-3

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PENN TREATY AMERICAN CORPORATION


Dated:  August 28, 2002                By: /s/ William W. Hunt
                                          --------------------------------
                                          William W. Hunt
                                          President and
                                          Chief Operating Officer

EXHIBITS

EXHIBIT NUMBER        DESCRIPTION

99.(a)(1)             Offering Circular dated August 28, 2002.*

99.(a)(2)             Letter of Transmittal dated August 28, 2002.*

99.(a)(3)             Letter to Clients dated August 28, 2002.*

99.(a)(4)             Letter to Broker-Dealers dated August 28, 2002.*

99.(a)(5)             Notice of Guaranteed Delivery dated August 28, 2002.*

99.(a)(6)             Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.*

99.(a)(7)             Penn Treaty American Corporation Annual Report on Form
                      10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 2,
                      2002 and incorporated herein by reference.

99.(a)(8)             Penn Treaty American Corporation Quarterly Report on Form
                      10-Q for the fiscal quarter ended March 31, 2002 filed with the Securities and Exchange Commission on May 15,
                      2002 and incorporated herein by reference.

99.(a)(9)             Penn Treaty American Corporation Quarterly Report on Form
                      10-Q for the fiscal quarter ended June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

99.(b)                None.

99.(d)(1)             Indenture to be entered into between Penn Treaty and
                      Wells Fargo Bank Minnesota, N.A., as Trustee, with respect to the 6 1/4% Convertible Subordinate Notes due
                      2008.*

99.(d)(2)             Indenture, dated as of November 26, 1996, by and between
                      Penn Treaty and First Union National Bank, as Trustee, with respect to the 6 1/4% Convertible Subordinated Notes due 2003 (incorporated by reference to Exhibit 4.1 to Penn
                      Treaty's Current Report on Form 8-K filed December 6,
                      1996).

99.(d)(3)             Terms of Series A-1 Convertible Preferred Stock, Series
                      A-2 Convertible Preferred Stock, Series A-3 Convertible
                      Preferred Stock and Series A-4 Convertible Preferred Stock of Penn Treaty (incorporated by reference to Exhibit 3.1 to Penn Treaty's Current Report on Form 8-K filed February
                      19, 2002).

99.(d)(4)             Warrant to Purchase Shares of Series A-1 Convertible
                      Preferred Stock of Penn Treaty American Corporation
                      (incorporated by reference to Exhibit 4.1 to Penn Treaty's
                      Current Report on Form 8-K filed February 19, 2002).

99.(d)(5)             Warrant to Purchase Shares of Series A-2 Convertible
                      Preferred Stock of Penn Treaty American Corporation
                      (incorporated by reference to Exhibit 4.2 to Penn Treaty's
                      Current Report on Form 8-K filed February 19, 2002).

99.(d)(6)             Warrant to Purchase Shares of Series A-3 Convertible
                      Preferred Stock of Penn Treaty American Corporation
                      (incorporated by reference to Exhibit 4.3 to Penn Treaty's
                      Current Report on Form 8-K filed February 19, 2002).

99.(d)(7)             Warrant to Purchase Shares of Series A-4 Convertible
                      Preferred Stock of Penn Treaty American Corporation
                      (incorporated by reference to Exhibit 4.4 to Penn Treaty's

                      Current Report on Form 8-K filed February 19, 2002).

99.(d)(8)             Investor Rights Agreement, dated as of February 19, 2002,
                      by and among Penn Treaty American Corporation and Centre
                      Solutions (Bermuda) Limited (incorporated by reference to
                      Exhibit 10.3 to Penn Treaty's Current Report on Form 8-K filed February 19, 2002).

99.(d)(9)             Penn Treaty American Corporation 1987 Employee Incentive
                      Stock Option Plan (incorporated by reference to Exhibit
                      99.1 to Penn Treaty's Registration Statement on form S-8,
                      No. 333-89929, filed on October 29, 1999).

99.(d)(10)            Penn Treaty American Corporation 1995 Participating Agent
                      Stock Option Plan (incorporated by reference to Exhibit
                      10.2 to Penn Treaty's Annual Report on Form 10-K for the year ended December 31, 1997).

99.(d)(11)            Penn Treaty American Corporation 1998 Employee Incentive
                      Stock Option Plan (incorporated by reference to Exhibit
                      99.1 to Penn Treaty's Registration Statement on Form S-8,
                      No. 333-89927, filed on October 29, 1999).

99.(d)(12)            Penn Treaty American Corporation 1998 Incentive Stock
                      Option Plan (incorporated by reference to Exhibit 10.47 to
                      Penn Treaty's Annual Report on Form 10-K for the year ended December 31, 1998).

99.(d)(13)            Penn Treaty American Corporation 2002 Employee Incentive
                      Stock Option Plan (incorporated by reference to Exhibit A to Penn Treaty's Proxy Statement dated April 30, 2002 filed pursuant to Section 14(a) of the Securities Act).

99.(d)(14)            Executive Compensation Agreement between Penn Treaty
                      American Corporation and William W. Hunt, Jr. dated June
                      1, 2001 (incorporated by reference to Exhibit 10.50 to
                      Penn Treaty's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

99.(g)                None.

99.(h)                None.

------------

*     Filed herewith.